November 24, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.
USA 20549

Attention: Ms. Kristina Beshears Staff Accountant

Re:	Item 4.02 Form 8K
Filed 10/19/05
Your File No. 000-29285

Dear Ms Beshears,

This correspondence is in response to the letter dated October 28, 2005 regarding your comments on the above referenced matter. We have keyed our responses to your comments as requested in your letter and they appear as follows:

1.	We apologize sincerely for the confusion that this has caused. An amended 8K referencing our oversight for this matter was filed on November 1, 2005.

2.

Due the company’s size and the nature of its operations, the company’s business is operated almost entirely by its principal executive officer and principal financial officer, both of whom are directors of the company. These individuals process and oversee all transactions undertaken by the company and are responsible for record keeping in relation to those transactions. They work directly with the company’s auditors to prepare financial statements. As a result, they have direct control over all information relating to and disclosed by the company. All information regarding financial transactions is delivered to the company’s auditors who assist the company in determining, based on applicable accounting principles, what information should be disclosed in the company’s financial statements. The company’s management determined, based on management’s approach to making disclosure decisions as outlined above, that there was limited risk of disclosure errors and that management’s controls and procedures were therefore adequate. To the extent that disclosure errors have occurred, they may have been the result of reliance on the guidance of the company’s auditors as to which information required disclosure in the company’s financial statements. To the extent that this was the case, the company is having its auditors involved in the preparation of responses to your comments so that both the company and its auditors are aware of applicable disclosure requirements for future financial statements. We feel that any errors will be corrected in future filings if management and the company’s auditors are more diligent in discussing all of the disclosure put forth and making sure that all of the issues are accounted for in the financial statements. We again apologize for any confusion that these issues have caused and we remain committed to reporting all material facts in our filings and will strive to ensure that the company is compliant.

Suite 130 – 13151 Vanier Place	Ph: [604] 669.7564 Toll Free: 1.877.900.2299
Richmond, BC, Canada V6V 2J1	Fx: [604] 669.7507 www.online-innovation.com

In connection with the above responses to your letter dated October 28, 2005, the company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,
Online Innovation, Inc.

/s/ Marlene C. Schluter
Marlene C. Schluter, Director
Principal Financial Officer

/s/ Chad D. Lee
Chad D. Lee, Director
Principal Executive Officer

Suite 130 – 13151 Vanier Place	Ph: [604] 669.7564 Toll Free: 1.877.900.2299
Richmond, BC, Canada V6V 2J1	Fx: [604] 669.7507 www.online-innovation.com